Spring Creek Acquisition Corp.

FOR IMMEDIATE RELEASE

Spring Creek Acquisition Corp. to acquire AutoChina Group Inc.

Highlights
•	AutoChina Group Inc. is a leading one–stop commercial and consumer auto sales and financing company in China
o
Commercial vehicle sales and financing segment serves independent and commercial vehicle operators through 103 branches in 4 provinces and inner Mongolia; segment will serve as growth driver for Company

o	Auto dealership segment sells globally recognized brands through 25 majority- and wholly-owned dealerships

•	Financial results
o	Revenues up 57.8% to $330.8 million for nine months ended September 30, 2008
o	Net income up 174.5% to $6.1 million for nine months ended September 30, 2008
o	86.4% compounded annual revenue growth 2005-2007
o	83.6% compounded annual net income growth 2005-2007

•	Spring Creek Acquisition Corp. will issue 8.6 million of its ordinary shares in exchange for 100.0% of AutoChina

Beijing, China – February 5, 2009 – Spring Creek Acquisition Corp. (OTCBB: SCRQF, SCRWF, SCRUF) (“Spring Creek”) and privately-held AutoChina Group Inc. (“AutoChina”) today announced that they have entered into a definitive share exchange agreement whereby Spring Creek will issue 8.6 million ordinary shares in exchange for 100.0% of AutoChina, subject to Spring Creek shareholder approval.

AutoChina is a leading one-stop commercial and consumer auto sales and financing company in China.  Founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li, AutoChina operates in two primary business segments: commercial vehicle sales and financing and sales of branded passenger automobiles through its nationally recognized dealer network.

The Transaction
Under the terms of the transaction, Spring Creek will acquire 100.0% of AutoChina in exchange for 8.6 million newly issued ordinary shares of Spring Creek (representing a total transaction value of approximately $68.9 million based on an agreed upon share price of $8.00).  After the closing, Spring Creek will have approximately 15.1 million basic and 17.7 million fully diluted ordinary shares outstanding.  AutoChina’s current shareholders will then own approximately 48.7% of the total issued and outstanding shares in the pro-forma company on a fully diluted basis based on a share price of $8.00.

In addition, pursuant to an earn-out provision in the share exchange agreement, Spring Creek has agreed to issue to AutoChina between 5-20% of the then outstanding number of ordinary shares for achieving certain targeted EBITDA growth (as defined in the share exchange agreement, which will be filed with the Securities and Exchange Commission by Spring Creek under cover of a Form 6-K) in any of the next five years, through the year ended December 31, 2013.

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February 5, 2009

The transaction is subject to approval by the holders of Spring Creek’s ordinary shares and other customary closing conditions.  Upon the closing of the transaction, which is anticipated to occur by the end of the second quarter of 2009, Spring Creek will change its name to AutoChina Group Limited.

The senior management of AutoChina is expected to remain unchanged following the transaction.  Under the definitive agreements AutoChina’s current shareholders have the right to designate 2 of 7 Board members, Spring Creek’s management has the right to designate 2 of 7 Board members, and AutoChina’s current shareholders and the Spring Creek’s management will have the right to collectively designate the 3 remaining Board members.  A majority of the Board will be independent non-executive members.

Commenting on the transaction, Spring Creek’s CEO, Mr. James Cheng-Jee Sha stated, “We targeted a profitable company with a track record of success and a proven ability to expand in a variety of economic climates.  We believe AutoChina is an ideal fit.  The Company’s revenues and net income have increased at a compound annual growth rate (“CAGR”) in excess of 80.0% from 2005 to 2007, and has continued this impressive performance during the first nine months of 2008.  We believe that AutoChina’s commercial vehicle sales and financing business represents a unique opportunity in a highly fragmented market, while the Company’s consumer auto sales business provides a stable platform for growth.”

Diana Liu, President of Spring Creek, stated, “We believe that the key to any successful business is the strength of the management team.  We are honored to be associated with someone with the talent, commitment and experience of Mr. Li, who has a history of successfully growing AutoChina and other business ventures through his disciplined management strategy.”

Mr. Li stated, “We are very excited at the prospect of going public through this business combination with Spring Creek, and also working with Mr. Sha and his team.  This business combination and US listing will elevate our profile in China and provide us with access to capital markets to help fund our future growth.”

Business Overview
At its founding in 2005, AutoChina operated one consumer car dealership.  Since then the Company has expanded to a network of 25 locally-branded dealerships throughout mainland China that sell new passenger vehicles from manufacturers such as Audi, Ford, Toyota, and BMW.  These dealerships operate as “one-stop solution” providers, offering sales, repair, parts and after-sales services to individual new car buyers.  The Company expects to benefit from continued increases in automobile purchases in China, which have grown at a CAGR of 21.9% from 2002 to 2008, according to National Bureau of Statistics of China. This profitable business segment has contributed the majority of AutoChina’s revenues.

In early 2008, AutoChina entered into the commercial vehicle sales and financing business with the goal of becoming a one-stop provider to customers consisting primarily of self-employed commercial truck drivers.  Using the experience gained from its successful consumer car dealership business, AutoChina created a commercial vehicle business model that it believes is more profitable, scalable, capital efficient and easier to manage than competing business models.

AutoChina holds no inventory, instead relying on numerous dealers of different manufacturers to supply the commercial vehicles it leases to its customers.  Start-up costs related to opening a branch are relatively low, and these locations require a small team to operate and are completely linked to AutoChina’s central operations.   AutoChina’s customers are largely individual business drivers that transport basic materials, such as coal or grain, the delivery of which remains substantially constant regardless of economic conditions.  Because of this increased carry-load, many of these commercial vehicles have a shorter life span than traditional passenger vehicles, thus necessitating continuous fleet renewal.

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During 2008 AutoChina opened 103 commercial vehicle sales and financing branches, establishing a dominant share of the market.  The Company expects to utilize its capital, along with resources from its auto sales platform business, to expand this market-leading position.

AutoChina receives a 25.0 – 30.0% down payment on its lease-to-buy financing of commercial vehicles, and has experienced a low rate of default since entering the business. This is a highly fragmented market.  In 2008, approximately 600,000 commercial vehicles were sold or financed in China; AutoChina financed 1,000 of these commercial vehicles.  The Company experienced no defaults on its financing in 2008.  AutoChina’s commercial vehicle sales and financing segment provided approximately 10.0% of total revenues for the nine months ended September 30, 2008, but the Company believes this will grow to between 20.0 – 25.0% of revenue in 2009 with further increases in subsequent years.

Mr. Li commented, “We believe that our Company operates in a market with enormous potential and significant barriers to entry.  Commercial banks in China lack the expertise and resources to repossess any vehicles in default and therefore do not tend to finance in this market.  As a result, the most accessible means of financing for such vehicles is through a private company such as AutoChina.  In addition, AutoChina’s multiple branches create economies of scale that gives our Company an advantage over regional lenders.  For example, in the event of a break-down, drivers can receive service from any of AutoChina’s 103 branches in North-Eastern China, similar to the American Automobilie Association (AAA).  We think this advantage will only grow as we continue to open new commercial vehicle financing branches in geographically strategic locations throughout China.”

Financial Results
For the year ended December 31, 2007, AutoChina’s audited total revenues increased to $294.7 million from $84.8 million in the year ended December 31, 2005, a CAGR of 86.4%; net income increased to $4.8 million from $1.4 million over the same period, a CAGR of 83.6%; and EBITDA (earnings before interest, taxes, depreciation and amortization) increased to $10.6 million from $1.6 million over the same period.

For the nine months ended September 30, 2008, AutoChina’s total revenues rose 57.8% to $330.8 million from $209.7 million in the same period; net income increased 174.5% to $6.1 million from $2.2 million over the same period; and EBITDA increased to $11.7 million from $5.9 million over the same period in 2007.

Growth Potential / Conclusion
Mr. Li concluded, “AutoChina has the infrastructure in place to rapidly expand its commercial vehicle and consumer auto operations.  In addition, we believe that the additional capital from this business combination could be used to expand the number of commercial vehicle financing branches and increase the number of our brands and models sold through our dealership network.  We feel that AutoChina has created a highly efficient and scalable business model with the ability to take advantage of an underserved market and look forward to the future with confidence.”

Additional Information
For additional information on the acquisition, see the Form 6-K that will be filed by Spring Creek and can be obtained without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). AutoChina’s website is www.autochinagroup.com.cn.

About Spring Creek Acquisition Corp.
Spring Creek Acquisition Corp., a Cayman Islands corporation, is a special purpose acquisition company formed for the purpose of acquiring an operating business having its primary business operations in the Greater China region.  Spring Creek consummated its initial public offering on March 4, 2008 and generated aggregate gross proceeds of $41,400,000.

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Forward Looking Statements
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Spring Creek Acquisition Corporation, AutoChina Group Inc and their combined business after completion of the proposed transaction.  Forward-looking statements are statements that are not historical facts.  Such forward-looking statements, based upon the current beliefs and expectations of Spring Creek’s and AutoChina's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements.  The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which AutoChina is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting AutoChina's revenue and profitability;
•	Changes in the automobile industry;
•	AutoChina’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in Spring Creek’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks.  Neither Spring Creek, nor AutoChina assumes any obligation to update the information contained in this press release.

Additional Information and Where to Find It
This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities of the Company, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

In connection with the proposed transaction and required shareholder approval, Spring Creek will submit to the Securities and Exchange Commission a copy of its proxy statement under cover of a Form 6K, which proxy statement will be mailed to its shareholders.  Spring Creek shareholders and other interested persons are urged to read the proxy statement and other relevant materials when they become available since they will contain important information about Spring Creek, AutoChina and the proposed transaction with AutoChina.  Such persons can also read Spring Creek’s proxy statement for a description of the security holdings of the Spring Creek officers and directors and their respective interests in the successful consummation of the proposed transaction.  The proxy statement will be mailed to shareholders as of a record date to be established for voting on the proposed transaction.  Spring Creek shareholders may obtain a free copy of such filings at the Securities and Exchange Commission’s internet site (http://www.sec.gov).  Copies of such filings can also be obtained, without charge, by directing a request to Spring Creek (10F, Room#1005, Fortune Int’l Building, No. 17, North DaLiuShu Road,Hai Dian District, Beijing 100081, People’s Republic of China). Such documents are not currently available.

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February 5, 2009

Participants in Solicitation
Spring Creek and its directors and executive officers and AutoChina and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Spring Creek ordinary shares in respect of the proposed transaction.  Information about the directors and executive officers is set forth in the proxy statement, which will be filed with the Securities and Exchange Commission under cover of a Form 6-K.

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INVESTOR RELATIONS:
The Equity Group Inc.
Adam Prior
Vice President
 (212) 836-9606 / aprior@equityny.com

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February 5, 2009

AUTOCHINA GROUP INC
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US$, except share and per share data)

	Nine months Ended September 30,		Years Ended December 31,
	2008	2007	2007	2006	2005
	(Unaudited)	(Unaudited)
Net Sales:
Consumer auto sales	$270,164	$193,351	$270,508	$145,960	$82,988
Commercial vehicle financing service	33,102	-	-	-	-
Parts and services	27,327	16,218	24,003	6,682	1,838
Insurance service, net	212	88	154	54	-

Total sales	330,805	209,657	294,665	152,696	84,826

Cost of sales:
Consumer auto sales	261,108	188,901	258,610	139,437	79,468
Commercial vehicle financing service	31,188	-	-	-	-
Parts and services	19,584	9,959	18,571	5,209	1,567

Total cost of sales	311,880	198,860	277,181	144,646	81,035

Gross profit	18,925	10,797	17,484	8,050	3,791

Operating expenses:
Selling and marketing	4,541	2,344	3,304	1,841	1,285
General and administrative	4,808	4,112	6,042	3,042	1,200
Other income, net	(467)	(339)	(355)	(97)	(8)

Total operating expenses	8,882	6,117	8,991	4,786	2,477

Income from operations	10,043	4,680	8,493	3,264	1,314

Finance income (expenses) :
Floor plan interest expense	(630)	(296)	(601)	(255)	-
Other interest expense	(1,736)	(1,021)	(1,510)	(468)	(208)
Interest income	1,851	240	288	125	41

Total finance expenses, net	$(515)	$(1,077)	$(1,823)	$(598)	$(167)

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AUTOCHINA GROUP INC
CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)
(In thousands of $US, except share and per share data)

	Nine months Ended September 30,		Years Ended December 31,
	2008	2007	2007	2006	2005
	(Unaudited)	(Unaudited)

Equity in earnings (loss) of unconsolidated subsidiaries:	$(50)	$6	$139	$417	$365
Minority interests	(930)	(660)	(1,260)	(283)	(158)

Income before income taxes	8,548	2,949	5,549	2,800	1,354

Income taxes provision (benefit)	2,285	534	983	(29)	(62)
Income from continuing operations	6,263	2,415	4,566	2,829	1,416
Income (loss) from discontinued operations, net of taxes	(153)	(189)	209	(87)	-

Net income	$6,110	$2,226	$4,775	$2,742	$1,416

Earnings (Loss) Per share – basic and diluted
Continuing operations	$6,263	$2,415	$4,566	$2,829	$1,416
Discontinued operations	$(153)	$(189)	$209	$(87)	$-
Net income	$6,110	$2,226	$4,775	$2,742	$1,416

Weighted average number of shares – basic and diluted	1,000	1,000	1,000	1,000	1,000

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AUTOCHINA GROUP INC
CONSOLIDATED BALANCE SHEETS
(In thousands of $US, except share data)

	September 30,		December 31,
	2008	2007	2007	2006	2005
	(Unaudited)	(Unaudited)
Assets:
Current assets:
Cash	$17,661	$16,271	$12,820	$7,449	$4,529
Restricted cash	39,988	17,273	24,734	25,885	8,486
Accounts receivable	2,559	2,265	2,104	1,869	498
Inventories	45,971	26,221	26,910	24,807	7,389
Deposits for inventories	18,689	14,589	21,524	12,507	7,589
Prepaid expenses and other current assets	6,756	16,386	9,396	8,086	2,301
Due from affiliated companies	413	4,944	5,487	5,641	1,062
Current maturities of notes receivable	16,322	-	-	-	-
Deferred income tax assets	943	288	340	212	82
Assets from discontinued operation	-	2,370	6,755	1,871	1,239
Total current assets	149,302	100,607	110,070	88,327	33,175

Investment in unconsolidated subsidiaries	230	912	770	872	2,593
Property, equipment and improvement, net	25,878	15,438	18,030	14,359	7,192
Notes receivable, net of current maturities	11,593	-	-	-	-
Goodwill	939	188	170	165	153
Total assets	$187,942	$117,145	$129,040	$103,723	$43,113

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AUTOCHINA GROUP INC
CONSOLIDATED BALANCE SHEETS (CONTINUED)
(In thousands, of US, except share data)

	September 30,		December 31,
	2008	2007	2007	2006	2005
	(Unaudited)	(Unaudited)
Current liabilities:
Floor plan notes payable- manufacturer affiliated	$16,873	$8,671	$10,808	$7,238	$1,142
Floor plan notes payable non-manufacturer affiliated	-	1,029	685	640	-
Notes payable	5,091	8,753	6,725	4,620	3,056
Trade notes payable	60,683	24,838	35,828	32,318	9,902
Notes payable, related parties	-	15,011	12,538	14,942	2,659
Account payables and accrued liabilities	7,721	5,541	4,425	7,403	6,880
Due to affiliated companies	21,049	8,048	2,075	1,674	6,163
Customer deposits	5,311	3,705	5,527	5,349	1,330
Income tax payable	1,587	390	725	345	-
Liabilities from discontinued operation	-	1,313	5,281	671	-
Current portion of deferred income	2,774	-	-	-	-
Total current liabilities	121,089	77,299	84,617	75,200	31,132

Long term debt:
Deferred income, net of current portion	959	-	-	-	-
Deferred income tax liabilities	689	21	157	10	5
Total liabilities	122,737	77,320	84,774	75,210	31,137
Minority Interests	6,587	6,022	6,461	5,978	2,831

Shareholders’ equity:
Shares - $0.001 per value, 50,000,000 shares authorized, 1,000 shares issued and outstanding	$-	$-	$-	$-	$-
Additional paid-in capital	35,921	24,195	24,479	16,097	6,095
Statutory reserves	62	5	62	5	-
Accumulated other comprehensive income	6,098	1,666	2,837	724	78
Retained earnings	16,537	7,937	10,427	5,709	2,972
Total shareholders’ equity	58,618	33,803	37,805	22,535	9,145
Total liabilities and shareholders’ equity	$187,942	$117,145	$129,040	$103,723	$43,113

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RECONCILIATION OF NON-GAAP FINANCIAL MEASURE
($ in millions)

A reconciliation of EBITDA to net income is provided below:
	Years Ended December 31,			9 Months Ended September 30,

	2005	2006	2007	2007	2008

Net income	$1.4	$2.7	$4.8	$2.2	$6.1
Interest, net	$0.2	$0.6	$1.8	$1.1	$0.5
Equity in earnings	$(0.4)	$(0.4)	$(0.2)	$0.0	$0.1
Minority interest	$0.2	$0.3	$1.3	$0.7	$0.9
Income tax provision (benefit)	$(0.1)	$(0.0)	$1.0	$0.5	$2.3
Loss from discontinued operation	$-	$(0.1)	$0.2	$0.2	$0.2
Depreciation and amortization	$0.3	$1.1	$1.7	$1.2	$1.6
EBITDA	$1.6	$4.2	$10.6	$5.9	$11.7

EBITDA excludes certain financial information that would be included in net income (loss), the most directly comparable GAAP financial measure.  Users of this financial information should consider the type of material events and transactions that are excluded from EBITDA, and the material limitations of EBITDA, such as: EBITDA does not include net interest expense.  Because AUTOCHINA has borrowed money to finance its operations, interest expense is a necessary and ongoing part of its costs and has assisted AUTOCHINA in generating revenue; EBITDA does not include taxes, although payment of taxes is a necessary and ongoing part of AUTOCHINA’s operations; and EBITDA does not include depreciation and amortization expense.  Because AUTOCHINA uses capital assets to generate revenue, depreciation and amortization expense is a necessary element of its cost structure.

Spring Creek and the Company believe that the presentation of this non-GAAP financial measure is warranted because it provides an additional analytical tool for understanding the Company’s financial performance by excluding certain items that may obscure trends in the core operating performance of the Company’s business.